Filed pursuant to Rule 433

Registration Statement No. 333-282135

Pricing Supplement dated September 17, 2024

to Preliminary Prospectus Supplement dated September 16, 2024

UNIVERSAL HEALTH SERVICES, INC.

$500,000,000 4.625% Senior Secured Notes due 2029

$500,000,000 5.050% Senior Secured Notes due 2034

This Pricing Supplement is qualified in its entirety by reference to the preliminary prospectus supplement dated September 16, 2024 (the “Preliminary Prospectus Supplement”) supplementing the base prospectus dated September 16, 2024 (the “Base Prospectus”) included in registration statement (File No. 333-282135) filed with the Securities and Exchange Commission (the “SEC”) . The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement and the Base Prospectus to the extent inconsistent with the information therein. Terms used but not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	Universal Health Services, Inc.

Security Description:	4.625% Senior Secured Notes due 2029 (“2029 notes”) 5.050% Senior Secured Notes due 2034 (“2034 notes”)

Aggregate Principal Amount:	$500,000,000 of 2029 notes $500,000,000 of 2034 notes

Coupon:	4.625% for the 2029 notes 5.050% for the 2034 notes

Maturity:	October 15, 2029 for the 2029 notes October 15, 2034 for the 2034 notes

Public Offering Price:	99.957% of the principal amount for the 2029 notes 99.685% of the principal amount for the 2034 notes

Yield to Maturity:	4.634% for the 2029 notes 5.090% for the 2034 notes

Spread to Treasury:	+120 basis points for the 2029 notes +145 basis points for the 2034 notes

Benchmark Treasury:	3.625% UST due August 31, 2029 for the 2029 notes 3.875% UST due August 15, 2034 for the 2034 notes

Benchmark Treasury Yield:	3.434% for the 2029 notes 3.640% for the 2034 notes

Interest Payment Dates:	April 15 and October 15 of each year, beginning on April 15, 2025 for the 2029 notes April 15 and October 15 of each year, beginning on April 15, 2025 for the 2034 notes

Optional Redemption:

The 2029 notes may be redeemed, in whole or in part, at any time prior to September 15, 2029 at the option of the Issuer, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, plus a “make-whole” premium calculated at the applicable Treasury Rate plus 20 basis points.

The 2034 notes may be redeemed, in whole or in part, at any time prior to July 15, 2034 at the option of the Issuer, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, plus a “make-whole” premium calculated at the applicable Treasury Rate plus 25 basis points.

Change of Control Offer Following Downgrade from Investment Grade Ratings:	Upon certain change of control events, if the notes have ceased to have investment grade ratings (including as a result of entering into an agreement that would result in such a change of control), each holder may require the Issuer to repurchase at 101%, plus accrued and unpaid interest, if any, as described in the Preliminary Prospectus Supplement.

CUSIP:	2029 notes: 913903BB5 2034 notes: 913903BC3

ISIN:	2029 notes: US913903BB57 2034 notes: US913903BC31

Distribution:	SEC-Registered

Trade Date:	September 17, 2024

Settlement:

T+7 (September 26, 2024)

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the date that is one business day before the closing off the offering will be required, by virtue of the fact that the notes initially will settle T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who make such trades should consult their own advisors.

Denominations/Multiple:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC, BofA Securities, Inc., Truist Securities, Inc., U.S. Bancorp Investments, Inc., Wells Fargo Securities, LLC, Goldman Sachs & Co., LLC, Mizuho Securities USA LLC, NatWest Markets Securities Inc., PNC Capital Markets LLC, and TD Securities (USA) LLC

Senior Co-Managers:	Fifth Third Securities, Inc. and SMBC Nikko Securities America, Inc.

Co-Managers:	KeyBanc Capital Markets Inc.

Expected Ratings*:	Moody’s: Baa3 S&P: BBB-

Trustee:	U.S. Bank Trust Company, National Association

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Issuer has filed a registration statement, including a base prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, BofA Securities, Inc. toll-free at (800) 294-1322, Truist Securities, Inc. toll-free at (800) 685-4786, U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607 and Wells Fargo Securities, LLC toll-free at (800) 645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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